UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2026

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated September 11, 2026, to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, September 11, 2026 Comisión Nacional de Valores

Re.: Report on decision of Federal Court of Appeals of Tucuman in the case entitled “Asociación de Consumidores del NOA versus Telecom Personal S.A. Re. Consumers´ Defense Law” Docket: 15065/2016

Dear Sirs,

I am writing to you in my capacity as Attorney-in-Fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), following up on the material event published on December 2nd, 2025.

We hereby inform you that the Company has been notified of the ruling issued by the Federal Court of Appeals of Tucumán that partially granted the appeal filed by the Asociación de Consumidores del NOA against the sentence of Federal Court No. 1 of Tucumán, which had ruled against the action brought by said Association.

In this respect, the Federal Court of Appeals of Tucumán confirmed the trial court’s judgment insofar as it rejected the compensatory liability attributed to Telecom Argentina for the service outage that occurred on March 3, 2015, and reversed it solely insofar as it rejected the proportional reimbursement to users of the price corresponding to the service not provided during the aforementioned outage.

Sincerely,

Telecom Argentina S.A.

/s/Andrea V. Cerdán
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	September 11, 2026	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations